NO ACT

DC

Act: 1934
Section: 15d
Rule:
Public Availability: 6/24/2011



June 24, 2011

PE
6-20-11

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC
JUN 24 2011
Washington, DC 20549

Re: NBCUniversal
Incoming letter dated June 20, 2011

Based on the facts presented, the Division ~~will not object if the Issuer~~, as defined in your letter, files abbreviated Forms 10-K and 10-Q, in the manner described in your letter, pursuant to General Instructions I and H, respectively, to those forms, and relies on Instruction 5 to Item 5.07 of Form 8-K to omit the information called for by that Item.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Mail Stop 4561

Mr. Bruce K. Dallas
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Re: NBCUniversal Media LLC.

Dear Mr. Dallas:

In regard to your letter of June 20, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Form 10-K General Instruction I
Form 10-Q General Instruction H
Form 8-K, Item 5.07 Instruction 5

Davis Polk

Bruce K. Dallas

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2022 tel
650 752 3622 fax
bruce.dallas@davispolk.com

June 20, 2011

Re: NBCUniversal No-Action Letter Request

Thomas J. Kim, Chief Counsel
Mark F. Vilardo, Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Messrs. Kim and Vilardo:

We are writing on behalf of our client, Comcast Corporation ("**Comcast**"), which on January 28, 2011, closed its transaction (the "**Transaction**") with General Electric Company ("**GE**") to combine Comcast's content business (the "**Comcast Content Business**") with NBCUniversal (the "**Issuer**"). As part of the required financing for the Transaction, the Issuer sold $4.0 billion aggregate principal amount of its investment-grade senior notes on April 30, 2010, and an additional $5.1 billion aggregate principal amount of its investment-grade senior notes on October 4, 2010 (collectively, the "**Notes**"). The offer and sale of the Notes was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Issuer agreed with holders of the Notes to file a registration statement on Form S-4 to effect an exchange offer of the Notes for new notes after the Transaction closed.[1] On May 13, 2011, the Issuer filed its exchange offer registration statement (File No. 333-174175) (as amended on June 14, 2011, the "**Registration Statement**"), which includes a substantial amount of information about the Issuer and the Transaction. After effectiveness of the Registration Statement, the Issuer will be subject to the reporting requirements of Section 15(d) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Before the Transaction closed, the Issuer was 87.7% owned by GE and 12.3% owned by Vivendi S.A. GE purchased Vivendi's 12.3% interest prior to the Transaction closing. As a result of the Transaction, Comcast controls and owns 51% of, and GE owns 49% of, a newly

[1] The exchange offer will follow the no-action position in Exxon Capital Holdings Corp. (avail. May 13, 1988), and subsequent no-action letters.

formed acquisition vehicle ("**Newco**") that itself owns 100% of the Issuer's equity interests.[2] Given Comcast's majority ownership and control, following the closing, the Issuer is a Comcast consolidated subsidiary for financial reporting purposes. In connection with the Transaction, GE and Comcast negotiated specific exit rights and repurchase obligations that result in GE's interest in Newco being reflected in Comcast's consolidated financial statements as a redeemable non-controlling interest. In addition, GE negotiated detailed information access and information sharing rights and obligations with respect to Newco and the Issuer.

On behalf of Comcast and the Issuer, we request your advice as to whether the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") would take no action if the Issuer files abbreviated Exchange Act reports on Forms 10-K and 10-Q in the manner described in this letter in reliance on General Instruction I to Form 10-K and General Instruction H to Form 10-Q (collectively, the "**General Instructions**") and relies on Instruction 5 to Item 5.07 of Form 8-K ("**Instruction 5**") in not filing current reports with respect to security holder votes.

Comcast Background Information

Comcast is one of the nation's leading providers of video, high-speed Internet and phone services, and offers a variety of entertainment, information and communications services to residential and commercial customers. As of March 31, 2011, Comcast's cable systems served approximately 22.8 million video customers, 17.4 million high-speed Internet customers and 8.9 million phone customers. For the year ended December 31, 2010, Comcast had revenue of $37.9 billion and net income of $3.6 billion. For the three months ended March 31, 2011, Comcast had revenue of $12.1 billion and net income of $943 million. As of March 31, 2011, Comcast had total assets of $154.3 billion. The Comcast Content Business contributed to the Issuer in the Transaction consists primarily of national cable networks, regional cable networks and digital media.

Issuer Background Information

Prior to the Transaction, the Issuer was a subsidiary of GE, which is one of the largest and most diversified technology, media and financial services corporations in the world.

The Issuer develops, produces and distributes entertainment, news and information, sports and other content for global audiences and is one of the world's leading media and entertainment companies. Formed in May 2004 through the combination of the National Broadcasting Company and Vivendi Universal Entertainment, the Issuer owns and operates a diversified and integrated portfolio of some of the most recognizable media brands in the world. For the year ended December 31, 2010, on a pro forma basis giving effect to the Transaction, the Issuer had revenue of $19.3 billion and net income attributable to

[2] The Issuer, NBC Universal, Inc., survived the Transaction closing, but was converted into a limited liability company and renamed NBCUniversal Media, LLC. Newco was renamed NBCUniversal, LLC. To avoid confusion with the similar corporate names, we use the term "Issuer" to refer to NBC Universal, Inc./ NBCUniversal Media, LLC, and we use the term "Newco" to refer to the acquisition vehicle, NBCUniversal, LLC.

NBCUniversal of $1.4 billion. For the three months ended March 31, 2011, on a pro forma basis giving effect to the Transaction, the Issuer had revenue of $4.3 billion and net income attributable to NBCUniversal of $45 million. As of March 31, 2011, the Issuer had total assets of $46.8 billion, including assets related to the Comcast Content Business.

Background Information on the Transaction

On December 3, 2009, Comcast, GE, the Issuer and Newco entered into a master agreement[3] (the "**Master Agreement**") which sets forth the terms of the Transaction. At the closing on January 28, 2011:

- Comcast contributed the Comcast Content Business to the Issuer.
- The Issuer made a $7.4 billion payment to GE (the "**GE Payment**").
- GE contributed the Issuer and other assets primarily used in the Issuer's business to Newco.
- Comcast made a $6.2 billion cash payment to GE (the "**Comcast Cash Payment**") in exchange for a portion of the Newco interests held by GE.

The Notes comprise $9.1 billion of debt financing the Issuer was required to raise in order to repay approximately $1.7 billion of its existing indebtedness and make the GE Payment.

On April 30, 2010, the Issuer sold Notes in three tranches (5-, 10- and 30-year maturities) and on October 4, 2010, the Issuer sold Notes in four tranches (3½-, 5½-, 10½- and 30½-year maturities). In each case, the Notes were subject to mandatory redemption if the Transaction failed to close. The Notes are not guaranteed by Comcast, GE or any of their respective subsidiaries. After the closing, the Issuer has in place a $750 million revolving credit facility from third-party financial institutions.

The following chart depicts the ownership and capital structure of the Issuer and Newco after giving effect to the Transaction. Comcast does not currently expect that Newco would publicly offer any of its securities or that it will itself become a separate reporting company.

[3] Copies of the Master Agreement and Amendment No. 1 thereto are available as exhibits 10.1 and 10.2 to the Issuer's Registration Statement.



In connection with the Transaction closing, Comcast and GE entered into an operating agreement for Newco (the "**LLC Agreement**"), which provides for Comcast's management and control of Newco.[4]

In connection with the closing of the Transaction, the Issuer converted from a Delaware corporation into a Delaware limited liability company of which Newco is the sole member. Newco manages the Issuer as its sole member and Newco determines the Issuer's governance arrangements (including, to the extent applicable, its officers, committees, policies and other governance matters). All policy making functions for the Issuer are performed by Comcast's executive officers.

Pursuant to the LLC Agreement, Newco's board consists of five directors, with Comcast entitled to designate three of the directors and GE entitled to designate two of the directors. GE's representation right will be reduced to one director if GE's ownership interest falls below 20% and GE will lose its representation right if GE's ownership interest falls below 10%, with Comcast designees replacing the outgoing GE directors.

A number of actions by Newco require action by a majority of the board – although, given that Comcast has three of five directors, Comcast's director nominees could approve these actions without GE's director nominees' support. These actions include debt issuances by Newco or its subsidiaries in an amount exceeding $250 million, removal of Newco's Chief Executive Officer or employees directly reporting to the CEO, material restructuring of employees and entering into or modifying material agreements.

In addition to its representation on Newco's board, so long as GE continues to own at least 20% of Newco, GE will have approval rights over a number of actions, including certain acquisitions, material expansions in the scope of the Issuer's business, dividends or distributions, new debt

[4] A copy of the LLC Agreement is available as exhibit 10.3 to the Issuer's Registration Statement.

incurred by the Issuer if the incurrence would cause its cash flow ratio to exceed a specified amount, and the issuance of Newco equity securities.

Under the LLC Agreement, GE is entitled, subject to various limitations, to cause Newco to redeem half of GE's interest 3½ years after the closing and its remaining interest 7 years after the closing. If GE exercises its first redemption right, Comcast has the right to purchase all but not less than all of GE's remaining interest. If GE does not exercise its first redemption right, Comcast has the right to purchase half of GE's interest 5 years after the closing. Comcast also will have the right to purchase GE's remaining interest, if any, 8 years after the closing. Subject to various limitations, Comcast is committed to fund up to $2.875 billion in cash or its common stock for each of the two redemptions (up to an aggregate of $5.75 billion), with amounts not used in the first redemption to be available for the second redemption.

In connection with the Transaction, GE and Comcast negotiated specific exit rights and repurchase obligations that result in GE's interest in Newco being reflected as a redeemable non-controlling interest in Comcast's consolidated financial statements. For 3½ years following the closing of the Transaction, GE may not directly or indirectly transfer its interest in Newco. GE may, 3½ years following the closing of the Transaction, transfer its interest to a third party, subject to Comcast's right of first offer. The right of first offer would permit Comcast to purchase all, but not less than all, of the interests proposed to be transferred. Although it is not committed to exercise its purchase rights, Comcast currently expects that Newco and the Issuer will, over time, become wholly-owned subsidiaries. The Issuer would then be entitled to rely on the General Instructions without the requested relief.[5]

Discussion

For the reasons set forth in this letter, we are of the opinion that the Issuer should be able to file abbreviated Exchange Act reports on Forms 10-K and 10-Q in the manner described in this letter in reliance on the General Instructions and to rely on Instruction 5 in not filing current reports with respect to security holder votes.

General Instruction I to Form 10-K, General Instruction H to Form 10-Q and Instruction 5 to Item 5.07 of Form 8-K each permit certain wholly-owned subsidiaries to omit specified information from their periodic and current reports. The General Instructions themselves were part of the Commission's goal to "reduce reporting burdens and paperwork by more precisely tailoring the reporting requirements to the characteristics of particular registrants and to the needs of their investors." *Relief for Wholly-Owned Subsidiaries*, Exchange Act Release No. 16226, 18 SEC Docket 509 (September 27, 1979)[6] (the "**Adopting Release**") at *1.

[5] The no-action relief sought in this letter would not be applicable if Comcast sells any of its equity interests in the Issuer or Newco or if persons other than GE hold a minority interest in Newco or in the Issuer.

[6] The Adopting Release conditionally adopted the proposed amendments, which were made permanent in Exchange Act Release No. 16327, 18 SEC Docket 878-3, [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 82,347 (Nov. 15, 1979) (the "**Final Adopting Release**").

A registrant is permitted to rely on the General Instructions provided:

- all of the registrant's equity securities are owned, either directly or indirectly, by a single reporting company which has filed all the material required to be filed pursuant to the Exchange Act, and which is named in conjunction with the registrant's description of its business;
- the registrant has not had a material default on its debt, rentals or long-term lease agreements for 36 months; and
- the registrant states on the cover of the relevant form that it is relying on the General Instructions.

A registrant is permitted to rely on Instruction 5 so long as it meets the first two of these requirements.

Each of Comcast and GE has filed all the material required to be filed pursuant to the Exchange Act and Comcast will be named in conjunction with the Issuer's description of its business. Neither Newco nor the Issuer has had a material default on its debt, rentals or long-term lease agreements for 36 months and the Issuer will state on the cover of its Forms 10-K and 10-Q that it is relying on the General Instructions. Although the Issuer is 100% owned by Newco, Newco is not itself a reporting company and the Issuer is indirectly owned 51% by Comcast and 49% by GE. It is because of the minority interest held by GE that Comcast and the Issuer are seeking the relief requested in this letter.

This discussion is organized into two parts. The first part discusses the information that the General Instructions and Instruction 5 permit a registrant to omit, and why omission by the Issuer is consistent with the protection of investors. The second part discusses the no-action relief the Staff has provided in the past and explains why granting similar relief to the Issuer is consistent with the Staff's prior positions.

A. Permitting the Issuer to rely on the General Instructions and Instruction 5 is consistent with the protection of investors

Registrants able to rely on the General Instructions are, of necessity, issuers solely of debt securities and/or guarantees. As explained in the Adopting Release:

> In proposing the amendments the Commission attempted to isolate that information about a wholly-owned subsidiary of a reporting company which is either inapplicable to a subsidiary with only debt securities outstanding or which would appear in the notes to the financial statements of the subsidiary.

Adopting Release at *4. One commentator suggested extending the exception to cover substantially wholly-owned subsidiaries, rather than just wholly-owned subsidiaries. Adopting Release at *5-6. Consistent with this focus on the differing needs between debt holders and equity holders, the SEC rejected this proposal because it would not be "consistent with adequate protection of *minority shareholders*" (emphasis added) but that "case-by-case" exceptions might be appropriate. In other words, the "wholly-owned" requirement was included because

subsidiaries that are not wholly-owned have minority shareholders who may have different informational needs than debt holders, not because debt holders of non-wholly-owned subsidiaries have different informational needs than debt holders of wholly-owned subsidiaries.

It is difficult to imagine a situation in which a minority shareholder is less in need of the protections of the public reporting system than the situation presented here. In the LLC Agreement, GE negotiated detailed information access and information sharing rights and obligations with respect to Newco and the Issuer. Among other things, Newco is required to provide GE with specified annual and quarterly financial information at specified times for so long as GE or any affiliate of GE is required under generally accepted accounting principles applicable in the United States ("**US GAAP**") to account for its direct or indirect interest in Newco under the equity method of accounting. So long as GE meets this equity method threshold, it and its accountants have the right to inspect "all existing books and records" of both Newco and the Issuer. GE also has the right to "reasonable access to the management and other relevant personnel" of Newco and the Issuer. These information access and information sharing rights and obligations are in addition to the information access rights GE's board nominees have as directors of Newco.

In addition, for as long as GE owns any Newco interests, Newco must notify GE of proposed related party transactions involving annual payments or obligations over $7.5 million. For as long as GE owns at least a 10% interest in Newco, GE has the right to veto any non-ordinary course related party transaction and, with respect to any ordinary-course related party transaction, to dispute whether such transaction is on arm's-length terms and require such dispute to be arbitrated, if necessary.

GE, as Newco's sole minority shareholder, has confirmed that it does not need or want the additional protections of the public reporting system. Accordingly, so long as GE remains the Issuer's sole minority shareholder, the sole class of investors that will be relying on the Issuer's periodic and current reports are holders of the Notes and future investors in its publicly offered debt securities.

In connection with the offering of the Notes, the initial purchasers and their counsel negotiated information reporting requirements that are comparable to, but less stringent than, the information contemplated by the General Instructions. As disclosed in the offering memoranda for the Notes:

- Until 90 days after the closing of the Transaction, the Issuer agrees to furnish the information required by Rule 144A(d)(4): a very brief statement of the nature of the business of the Issuer and the products and services it offers and the Issuer's most recent balance sheet and profit and loss and retained earnings statements, and similar financial statements for such part of the two preceding fiscal years as the Issuer has been in operation (the financial statements must be audited to the extent reasonably available); and

- Thereafter, the Issuer agrees to furnish the annual and quarterly financial statements that would be required to be filed with the SEC on Forms 10-K and 10-Q (if the Issuer were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act) along

with a Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**") and, with respect to annual financial statements, a report thereon by an independent registered public accounting firm.

The indenture does not explicitly require the MD&A to comply with Regulation S-K, Item 303. If the Staff grants the relief requested hereby, however, the Issuer undertakes to provide an MD&A that complies with Regulation S-K, Item 303, rather than the modified MD&A permitted by the General Instructions.

The second bullet point above sets forth the information the Issuer must provide to Note holders if it is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Section 13 of the Exchange Act is not applicable since it applies only to issuers with securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act. Because the Issuer does not have any securities listed on a national securities exchange, it is not required to register securities pursuant to Section 12(b). Because the Issuer does not have 500 or more holders of its equity securities, it is not required to register any securities pursuant to Section 12(g). Accordingly, the Issuer's reporting requirements arise under Section 15(d). Section 15(d) applies for the fiscal year in which a registration statement (such as the Form S-4 the Issuer proposes to file) is declared effective through the filing of the first Form 10-K following effectiveness. The reporting requirement, however, would be suspended for any fiscal year if the relevant class of securities (*i.e.*, the Notes) are held of record by fewer than 300 persons unless the Issuer continues to be subject to Section 15(d), for example, by filing a "shelf" registration statement pursuant to Rule 415 under the Securities Act.

The ongoing information covenant the initial purchasers of the Notes demanded of the Issuer were it to cease to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act is persuasive evidence of the information the initial purchasers believe is adequate to enable holders of the Notes to make informed investment decisions. That information is limited to *only* annual and quarterly financial statements, an MD&A and an annual audit opinion. Clearly, the information requirements of investment-grade debt investors have not materially changed since the Commission adopted the General Instructions more than thirty years ago.

The foregoing should make clear that permitting the Issuer to rely on the General Instructions and Instruction 5 is "consistent with adequate protection of the minority shareholder" (*i.e.*, GE) and would provide holders of the Notes with all material information relevant to their investment decisions.

The following paragraphs discuss each area in which reduced disclosure is permitted under the General Instructions and Instruction 5, and the approach Comcast and the Issuer propose to take. Paragraph (2) of General Instruction I to Form 10-K, *Omission of Information by Certain Wholly-Owned Subsidiaries*, sets forth the information registrants are allowed to omit from their annual reports.[7] Paragraph (2) of General Instruction H to Form 10-Q sets forth the information

[7] Effective February 28, 2010, the Commission updated certain Form 10-K item titles, but did not make conforming changes to General Instruction I. *See* SEC Release Nos. 33-9089, 34-61175 and IC-29092, *Proxy Disclosure Enhancements* (Dec. 16, 2009) (the "**Proxy Disclosure Enhancements Release**") and Final Rule (Correction) Release No. 33-9089A, 34-61175A and IC-29092A (Feb. 23, 2010). Although the General Instructions continue to refer to Item 4, *Submission of Matters to a Vote of Securities Holders*, effective February 28, 2010, this information requirement was deleted from Forms 10-K and 10-Q and is now generally required to

registrants are allowed to omit from their quarterly reports. Instruction 5 to Item 5.07 of Form 8-K exempts a registrant from the requirement to disclose submission of Matters to a Vote of Security Holders under the same substantive circumstances in which the General Instructions are applicable.

Selected Financial Data and MD&A.

Form 10-K, general instruction I, paragraph (2)(a), permits the registrant to omit Item 6, Selected Financial Data, and to provide a modified Item 7, MD&A. Form 10-Q, general instruction H, paragraph (2)(a), permits a registrant to provide a modified MD&A. Form 10-Q does not require presentation of selected financial data.

The selected financial data in the Form 10-K presents summary financial information for the previous five full fiscal years, the three most recent of which are presented in significant detail in the required financial statements. We believe, particularly for an issuer of investment grade debt securities, that the oldest two years of financial information provide no meaningful information to investors. Merely providing the older financial information would not be particularly burdensome. It is customary, however, for underwriters to seek comfort letters, *see* PCAOB Rule AU Section 634, covering all financial information included or incorporated by reference in offering documents and accounting firms will only provide such a comfort letter with respect to historical information they have audited or reviewed. In connection with the Transaction, the Issuer has changed its independent registered public accountant to the same firm retained by Comcast. Accordingly, if the Issuer is required to include selected financial information in its Form 10-K, it could be required to obtain and pay for comfort letters from its former independent registered public accountant for any offers of debt securities it makes for the next five years.

The modified Form 10-K MD&A requires a registrant to provide a narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year and the immediately preceding fiscal year. The analysis also must include an explanation of any material changes in accounting principles, practices or methods of application. A standard MD&A would require an additional year's worth of comparative analysis of the results of operations, as well as discussion of the registrant's liquidity, capital resources and off-balance sheet arrangements and tabular disclosure of contractual obligations.

The modified 10-Q MD&A requires a registrant to provide a narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent interim period and the immediately preceding interim period. The analysis also must include an explanation of any material changes in accounting principles, practices or methods of application. A standard MD&A would require a comparable analysis of the results of operations, as well as discussion of the registrant's financial condition.

In Merrill Lynch Derivative Products, Inc., SEC No-Action Letter, *1993 SEC No-Act. LEXIS 900* (August 6, 1993) ("***MLDP***"), the Staff conditioned its relief upon the registrant's undertaking to include in its Exchange Act registration statement and reports an MD&A that complies in full with

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be included in a Current Report on Form 8-K, Item 5.07. Instruction 5 to Item 5.07, provides an exemption to this reporting requirement under the same circumstances in which the General Instructions are applicable.

Regulation S-K, Item 303. As noted earlier, the information the Issuer agreed to provide to holders if it were not a reporting company includes an MD&A and, if the Staff grants the relief requested hereby, the Issuer undertakes to provide an MD&A that complies with Regulation S-K, Item 303, rather than the modified MD&A permitted by the General Instructions.

List of subsidiaries.

Form 10-K, general instruction I, paragraph (2)(b) permits the registrant to omit the list of subsidiaries exhibit required by Item 601(b)(21) of Regulation S-K. Unlike for many of the other omitted items, the Adopting Release did not explain the rationale for dropping this requirement, although a registrant is permitted to omit the information only if "the registrant includes the name of its parent in conjunction with the description of its business." *See* Adopting Release at *19. Perhaps the Commission felt that investors interested in the information would be able to obtain it from the parent's periodic reports. We note that Comcast's annual report on Form 10-K will contain the required list of subsidiaries, including Newco, the Issuer and the Issuer's subsidiaries.

Directors, Executive Officers and Corporate Governance.

Form 10-K, general instruction I, paragraph (2)(c) permits the registrant to omit Item 10, Directors, Executive Officers and Corporate Governance; Item 11, Executive Compensation; Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; and Item 13, Certain Relationships and Related Transactions and Director Independence. As described below, for the same reasons a wholly-owned subsidiary can exclude this information from its periodic filings, we believe the Issuer should be able to do the same.

As noted earlier, the Adopting Release conditionally approved the General Instructions. The Commission made the approval conditional because it included in the Adopting Release an additional excludable item that had not been noted in the proposing release: Form 10-K Item 15, *Management Remuneration and Transactions.* As the Commission explained:

> The Commission has also determined to include Form 10-K Item 15, *Management Remuneration and Transactions*, in the subject relief. The view was expressed by numerous commentators that holders of a fixed-income security who do not vote in the election of directors do not need the information required in Item 15, beyond that which would otherwise be disclosed in the financial statements of the company, for purposes of evaluating their investment. Commentators also indicated that to the extent that Item 15 would require disclosure with respect to intercompany transactions, such information would be included in the financial statements and, to the extent material, information would be included in an additional footnote with respect to transactions with affiliates. Upon consideration of these comments, the Commission has determined that it is appropriate to omit Item 15. Since the omission of this Item was not specifically included in the proposal published for public comment, the Commission is only conditionally adopting its omission as part of the subject relief in order to provide an opportunity to comment by interested parties.

Adopting Release at *14-*15. The Final Adopting Release noted: "Only three letters of comment were received and they all supported the amendments."

Following the closing of the Transaction, the Issuer ceased having a board of directors. Further, even though Newco's five member board effectively governs the Issuer from the two equity holders' (*i.e.*, Comcast's and GE's) perspectives, there are a number of functions that are performed by the Comcast board of directors. For example, neither the Issuer nor Newco is required to have an independent audit committee since an independent audit committee is only required for public reporting companies that have securities listed on a national securities exchange. The Notes are not listed on any national securities exchange. Further, the securities laws exempt Newco and the Issuer, as "controlled" subsidiaries, from the requirement to have an independent audit committee. Commission rules, however, require Comcast's audit committee to pre-approve audit and non-audit services for Comcast and its consolidated subsidiaries, which include Newco and the Issuer.[8] Furthermore, none of Newco's three Comcast designees or two GE designees receive compensation from Newco or the Issuer for serving as Newco directors.

Following the closing of the Transaction, the Issuer's principal executive officer and principal financial officer are "named executive officers" of Comcast and all other policy making functions for the Issuer are handled by other Comcast executive officers, including other Comcast named executive officers. Mr. Stephen Burke, currently a Comcast named executive officer, is the Issuer's chief executive officer and president and will remain a Comcast named executive officer. None of these executive officers receive additional compensation from the Issuer and none of them own any of the Issuer's equity securities (including options or similar equity incentive awards). The Issuer will reimburse Comcast for a portion of Mr. Burke's compensation and pay Comcast under a management services agreement. These transactions will constitute related party transactions as disclosed in the Issuer's financial statements.

If the Staff grants the requested relief, the Issuer undertakes to disclose the names of the Comcast executive officers who act as the Issuer's own executive officers as well as information regarding the governance and control arrangements under the LLC Agreement. The Issuer also undertakes to disclose the total amount it reimburses Comcast for services provided by Comcast's executive officers. We respectfully submit that the additional Item 10 information, which would otherwise be required if the General Instructions were not applicable, is not material to the Issuer's security holders.

We note that without the requested relief, duplicative compensation information about Comcast executive officers would appear both in the Issuer's Form 10-K as well as in Comcast's proxy statement. Requiring this information in the Issuer's 10-K also could result in disclosure to appear first in the Issuer's Form 10-K when Comcast's own shareholders would expect to find the disclosure in Comcast's annual proxy statement.

With respect to equity ownership, Newco only has two equity holders, Comcast and GE, and the Issuer is a wholly-owned subsidiary of Newco. Accordingly, none of Newco's directors and none of the Issuer's executive officers own or will own any Newco or Issuer equity securities. Therefore, the information called for by Item 12 of Form 10-K will not be relevant.

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[8] In Release 33-8220, *Standards Relating to Listed Company Audit Committees* (the "**Audit Committee Release**"), note 219, the SEC stated: "In accordance with the Commission's rules on auditor independence, the issuer's audit committee is required to pre-approve audit and non-audit services for the issuer and all of its consolidated subsidiaries whether those subsidiaries are separate issuers or not."

With respect to related party transaction disclosure, the Issuer's financial statements disclose all material related party transactions. Furthermore, since the Issuer is a Comcast subsidiary, Comcast's own proxy disclosure will disclose any related party transactions between the Comcast named executive officers and the Issuer. Accordingly, we respectfully submit that the additional information required by Item 13 is not material to investors. We note that without the requested relief, duplicative related party information would appear both in the Issuer's Form 10-K as well as in Comcast's proxy statement. Requiring this information in the Issuer's 10-K also could result in disclosure to appear first in the Issuer's Form 10-K when Comcast's own shareholders would expect to find the disclosure in Comcast's annual proxy statement.

Business and Properties.

Paragraph (2)(d) permits the registrant to provide a modified Item 1, *Business*, which includes "a brief description of the business done by the registrant and its subsidiaries during the most recent fiscal year which will, in the opinion of management, indicate the general nature and scope of the business..." Paragraph (2)(d) also permits the registrant to provide a modified Item 2, *Properties*, which includes "a brief description of the material properties of the registrant and its subsidiaries to the extent, in the opinion of management, necessary to an understanding of the business done by the registrant and its subsidiaries." As the Commission noted:

> The majority of the commentators specifically endorsed the proposed relief as to Form 10-K Items 1 [Business] and 3 [now Item 2, Properties] as appropriately relieving registrants from reporting burdens which are disproportionate to the public interest and to any benefit to investors in view of the time, effort and expense involved in the preparation of such information. In light of these views, the Commission is including these item revisions in the adopted relief.

Adopting Release at *12-*13.

By granting the requested relief, the Staff would effectively allow the Issuer to use substantially similar disclosure of its business and properties in its periodic reports as Comcast anticipates including about the Issuer in Comcast's own periodic reports. This will help both Comcast and the Issuer avoid the burden of having to update and conform separate descriptions of the Issuer's business and properties. Once again, we believe the modified level of disclosure provides all material information relevant to Note holders' investment decisions and appropriately balances the reporting burdens on the Issuer with any benefit to investors.

Submission of Matters to a Vote of Security Holders.

Although the General Instructions continue to refer to Item 4, *Submission of Matters to a Vote of Securities Holders*, as noted earlier, this information is now generally required to be included in a Current Report on Form 8-K, Item 5.07. Instruction 5 to Item 5.07 provides an exemption to this reporting requirement under the same substantive circumstances in which the General Instructions are applicable. Although Item 5.07 refers to votes by "security holders", Section E.3 of the Proxy Disclosure Enhancements Release makes clear that the disclosure is required only for *shareholder* votes. This is consistent with the Commissions comment in the Adopting Release that "The omission of Item 7, *Submission of Matters to a Vote of Security Holders*, was generally supported by commentators on the ground that the Item is immaterial to debt holders

generally." Adopting Release at *7-*8. We also note that the Issuer will never be required to issue proxy statements or to hold annual member meetings since it is wholly-owned by Newco. Accordingly, Item 5.07 likely will not be relevant to the Issuer and, even if the Issuer holds a formal meeting of its member, information about the meeting would not be relevant to holders of the Notes.

B. Permitting the Issuer to rely on the General Instructions is consistent with prior Staff positions

The Commission did not extend the relief provided by the General Instructions to non-wholly-owned subsidiaries because it felt it would not be "consistent with adequate protection of *minority shareholders*" (emphasis added) but that "case-by-case" exceptions might be appropriate. Adopting Release at *5. When there is not a significant relationship between the additional disclosures required by Forms 10-K and 10-Q and the protection of minority shareholders, the SEC has granted no-action relief to non-wholly-owned subsidiaries.[9]

We note that in our situation:

- *The Issuer's Equity Securities do not Require Registration Under the Exchange Act.* Section 12(g) of the Exchange Act requires issuers to register their equity securities under the Exchange Act if certain conditions are met, including having a class of equity securities held of record by five hundred or more persons. All of the Issuer's membership interests, which constitute its only class of equity securities, will be held of record by a single person, Newco. Even if Newco itself is ignored, all of the Issuer's equity securities are indirectly owned by Comcast and GE. Accordingly, Section 12(g) of the Exchange Act does not require registration of the Issuer's equity securities. Section 12(b) of the

[9] *See, e.g.,* Dow Corning Corp., SEC No-Action Letter, 1980 SEC No-Act. LEXIS 3194 (April 21, 1980) ("***Dow Corning***"); Fort Worth and Denver Railway Co., SEC No-Action Letter, *1980 SEC No-Act. LEXIS 3216* (April 28, 1980); Kansas City Southern Railway Company, SEC No-Act. Letter, *1980 SEC No-Act. LEXIS 3306* (May 27, 1980); New Bedford Gas and Edison Light Company, SEC No-Action Letter, *1980 SEC No-Act. LEXIS 3738* (September 25, 1980); Borg-Warner Acceptance Corporation, 1986 SEC No-Act. LEXIS 1909 (March 11, 1986); Bell Telephone Company of Canada, SEC No-Action Letter, *1986 SEC No-Act. LEXIS 1938* (March 26, 1986); Chrysler Financial Corporation, 1988 SEC No-Act. LEXIS 475 (April 15, 1988); Shearson Lehman Brothers Holdings, Inc., 1991 SEC No-Act. LEXIS 590 (April 12, 1991) ("**Shearson Lehman**"); Columbus Southern Power Company, 1992 SEC No-Act. LEXIS 6 (January 7, 1992); Greyhound Financial Corporation, 1992 SEC No-Act. LEXIS 1049 (November 16, 1992); Merrill Lynch Derivative Products, Inc., SEC No-Action Letter, *1993 SEC No-Act. LEXIS 900* (August 6, 1993); Boomtown, Inc., SEC No-Action Letter, *1994 SEC No-Act. LEXIS 732* (October 13, 1994)("**Boomtown**"); American Standard Inc., SEC No-Action Letter, *1995 SEC No-Act. LEXIS 427* (March 30, 1995) ("***American Standard***"); Main Place Real Estate Investment Trust, SEC No-Action Letter, *1997 SEC No-Act. LEXIS 352* (February 25, 1997); Silver King Communications, Inc., SEC No-Action Letter, *1997 SEC No-Act. LEXIS 497* (April 1, 1997) ("**Silver King**"); Emergent Group, Inc., SEC No-Action Letter, *1998 SEC No-Act. LEXIS 745* (July 24, 1998) ("**Emergent**"); General Electric Capital Corporation, SEC No-Action Letter, 1998 SEC No-Act. LEXIS 730 (July 28, 1998) ("***GE Capital***"); Jones International Networks, Ltd., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 1036 (December 9, 1998) ("**Jones International**"); Grupo Minero Mexico, S.S. de C.V., SEC No-Action Letter, (October 28, 1999); USA Networks, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 531 (April 20, 2000); LifePoint Hospitals Holdings, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 681 (June 12, 2000) ("**LifePoint**"). The facts and conclusions contained in the Staff's Compliance and Disclosure Interpretation ("**C&DI**") No. 204.01 (avail. April 13, 2011, at http://www.sec.gov/divisions/corpfin/ guidance/exchangeactforms-interps.htm) are substantially the same as those set forth in the 1998 *GE Capital* no-action letter.

Exchange Act, which provides an alternate basis for Exchange Act registration of securities, applies to securities registered on a national securities exchange. None of the Issuer's securities (equity or otherwise) are or will be listed on a national securities exchange. According, Section 12(b) of the Exchange Act does not require registration of the Issuer's equity securities.

- *The Issuer's Single Minority Shareholder is Highly Sophisticated and Has Access to All Material Information.* Perhaps the most important factors supporting the Issuer's ability to rely on the General Instructions are that its single minority shareholder is highly sophisticated, has two nominees on its parent's five member board of directors and has access to all material information about the Issuer. As described above, GE negotiated detailed information access and information sharing rights and obligations with respect to Newco and the Issuer and specific rights with respect to related party transactions. This, coupled with the contractual approval rights of both GE and of the Newco board, will give GE information about the Issuer on a regular basis well beyond that required in Forms 10-K and 10-Q. Further, as one of the largest and most diversified technology, infrastructure and financial services corporations in the world, it is difficult to envision a more sophisticated minority shareholder than GE.

Accordingly, permitting the Issuer to rely on the General Instructions is, to quote the Adopting Release, wholly "consistent with adequate protection of [GE as the sole] minority shareholder." Further, GE has confirmed to both Comcast and the Issuer that it is satisfied with the information rights it negotiated as part of the Transaction and does not require or want the further protection of the public disclosure system.

Dow Corning is particularly instructive. This was the first no-action letter to address the, then new, General Instructions. Since that letter was issued within six months of the final effective date of the General Instructions, it presumably took into consideration the policy rationale that supported adoption of the General Instructions. More significant, the underlying facts as described in the letter are surprisingly similar to those facing Comcast and the Issuer. As described in the Staff's response letter:

> The facts, as we understand them, are as follows. Dow Corning Corporation is a joint venture of Corning Glass Works ("Corning") and the Dow Chemical Company ("Dow"). Dow Corning has only one class of voting securities which are held in equal portions by Corning and Dow. Dow Corning remains subject to the reporting requirements of the Securities Exchange Act due to a $60,000,000 issue of 9-5/8% Sinking Fund Debentures listed on the New York Stock Exchange. There are approximately 140 holders of these bonds.
>
> Dow Corning now requests relief from certain of its reporting obligations, pursuant to Exchange Act Release No. 34-16327, which announced amendments to Forms 10-K and 10-Q to provide limited reporting relief for qualified wholly-owned subsidiaries.
>
> The Commission, while mindful of the need to maintain adequate public information regarding wholly-owned subsidiaries, adopted these amendments based on policy considerations in order to more precisely tailor the disclosure requirements to the needs of these particular companies and their investors. In order to qualify for the limited

> reporting relief the release requires that the registrant's equity securities be owned either directly or indirectly by a single person which is a reporting company under the Securities Exchange Act of 1934, and which has filed all materials required to be filed pursuant to Sections 13, 14 or 15(d) of that Act. In the instant case, all the equity securities of Dow Corning are not held by a "single person". However, noting that no minority shareholders exist in that all the equity securities are held equally by Dow and Corning pursuant to its joint venture, and that both Dow and Corning are subject to the reporting requirements of the 1934 Act, this Division will not raise any objection should Dow Corning follow the abbreviated reporting procedures outlined in the release for reports commencing with the Form 10-K for 1979.

We acknowledge that in our situation, GE is a minority shareholder with a 49% ownership interest rather than the 50% ownership of both Dow Chemical Company and Corning Glass Works, but this no-action letter makes it abundantly clear that the reduced disclosure permitted by the General Instructions is the appropriate level of disclosure that the Staff determined was necessary to provide adequate public information to holders of debt securities. We respectfully submit that GE, as a 49% owner, with board representation at Newco and substantial, negotiated information access rights, is in a comparable position to Dow Chemical Company and Corning Glass Works. From a debt holder perspective, it is hard to see any meaningful difference between a 50:50 joint venture and our 51:49 joint venture, particularly since, like the Dow Corning situation, both Comcast and GE are public reporting companies.

The requesting letter in *American Standard* describes the policy rationale quite well and emphasizes, again, that relief is appropriate so long as there is adequate protection of *minority shareholders*:

> Since the adoption of the [Adopting] Release, the Commission has taken a number of no-action positions permitting companies with a minority ownership component to file abbreviated reports under the Exchange Act in reliance upon the [General] Instructions. The general requirement has been that the class of stock preventing the subsidiary from meeting the "wholly-owned" condition precedent must not itself require the subsidiary to file reports under the Exchange Act. See, e.g., Boomtown, Inc. (available October 13, 1994), Greyhound Financial Corporation (available November 16, 1992), Columbus Southern Power Company (available January 7, 1992), Shearson Lehman Brothers Holdings (available April 12, 1991) and Chrysler Financial Corporation (available April 15, 1988). In addition, in those cases where relief was not granted, apparent was a concern that there be adequate protection of minority shareholders. *Where the minority shareholders are sophisticated investors that have full access to information regarding the subsidiary certain disclosures are unnecessary for their protection.* (emphasis added)

Clearly, the information the Issuer would be permitted to omit under the General Instructions is unnecessary for GE's protection. In fact, GE's situation is very similar to that referred to in *MLDP* in which the requestor noted that sophisticated shareholders:

> are not the kind of minority shareholders who require the further protection of the public disclosure system. Relief on these facts is as compelling as the relief given by the staff in other cases in which a sophisticated institutional investor has negotiated and acquired

voting preferred stock. See, e.g., Shearson Lehman Brothers Holdings, Inc. (available April 12, 1991); Borg-Warner Acceptance Corporation (available March 11, 1986).

The Minority Shareholder Has Confirmed It Does not Need the Protections Afforded by Disclosure in the Issuer's Periodic Filings

GE has confirmed to both Comcast and the Issuer that it is satisfied with the information rights it negotiated as part of the Transaction and does not require or want the further protection of the public disclosure system.

The Issuer Should be Treated as the Functional Equivalent of Substantially Wholly-Owned by Comcast

Under US GAAP, all of GE's interest in Newco is reflected on Newco's balance sheet and in Comcast's consolidated financial statements as a redeemable noncontrolling interest, which is reflected as mezzanine capital (between liabilities and shareholder's equity) and not as part of shareholder's equity. See Section 480-10-25-8 of the Financial Accounting Standards Board Accounting Standards Codification (the "**Codification**"), *Distinguishing Liabilities from Equity.* By contrast, under US GAAP, 100% of the amounts reflected in Newco's balance sheet as shareholder's equity are owned by Comcast. Given that (1) Comcast controls Newco and the Issuer, (2) US GAAP permits only Comcast's equity interest in Newco to be reflected as shareholder's equity and (3) the Issuer is a wholly-owned subsidiary of Newco, we believe the Issuer should be treated as a wholly-owned subsidiary for purposes of the General Instructions.

Furthermore, Comcast sought and received accounting guidance from the Office of the Chief Accountant that permits Comcast and the Issuer to use "push-down accounting" in connection with the Transaction.[10] In reaching its conclusion, we understand that the Office of the Chief Accountant considered Question #2 under Codification Section 805-50-S99-1, *SAB Topic 5.J, New Basis of Accounting Required in Certain Circumstances* ("**Topic 5.J**"). We further understand that Codification Section 805-50-S99-2, *SEC Staff Announcement: Push-Down Accounting,* (codifying the Financial Accounting Standards Board's Topic No. D-97, Push-Down Accounting) ("**Topic D-97**"), is itself an interpretation of Topic 5.J.

Notably, Topic D-97 *prohibits* the use of push-down accounting when the acquiree is less than 80% owned unless the investors are part of a "collaborative group."[11] In Topic D-97, the Staff stated:

[10] In separate correspondence, Comcast sought and received confirmation from the Office of the Chief Accountant that it would permit the use of push-down accounting given the unusual, and fact specific, circumstances of the Transaction. *See* letter dated November 3, 2010 from Lawrence J. Salva, Comcast's Chief Accounting Officer and Controller, to Mr. Paul Beswick, Deputy Chief Accountant, Office of the Chief Accountant and letter dated January 10, 2011 from Mr. Salva to Mr. Wesley Bricker, Professional Accounting Fellow, Office of the Chief Accountant.

[11] The Staff identified four factors which would indicate that the investors are *not* part of a "collaborative group": independence (an investor that is independent of and unaffiliated with other investors is generally not considered part of a collaborative group), risk of ownership (an investor that fully shares with all other investors in the risks and rewards of ownership is generally not part of a collaborative group), promotion (an investor that did not solicit other parties to invest in the acquiree is generally not part of a collaborative group) and subsequent collaboration (an investor who does not have disproportionate or special rights is generally not part of a

> "In determining whether a company has become substantially wholly-owned, the SEC staff has stated that push-down accounting would be required if 95 percent or more of the company has been acquired (unless the company has outstanding public debt or preferred stock that may impact the acquirer's ability to control the form of ownership of the company), permitted if 80 percent to 95 percent has been acquired, and prohibited if less than 80 percent of the company is acquired." (Emphasis added).

Given Topic D-97's prohibition on the use of push-down accounting when the ownership percentage is less than 80 percent, permitting Comcast and the Issuer to use push-down accounting is effectively the same as concluding that Comcast's *current* ownership, coupled with other features of the Transaction, is the functional equivalent of an 80 percent or greater ownership interest.

The Staff clearly considers many factors in determining whether permitting an issuer to rely on the General Instructions is "consistent with adequate protection of minority shareholders". These factors appear to include, among other things, the nature of the minority holders' security, whether the minority interest is voting or non-voting, the number of minority holders, the nature and sophistication of the minority holders and the governance and other rights of the majority owner. The no-action letters involving registrants with outstanding common equity include Dow Corning (2 holders of 50% each), LifePoint (1 minority holder of 30%), Emergent (2 executive officer minority holders aggregating 20%), Boomtown (1 minority holder of 15% of registrant Mississippi LP; 1 minority holder of 7.5% of registrant Louisiana LP), Shearson Lehman (1 minority holder of up to 13%), Jones International (1 minority holder of 10%) and Silver King (1 minority holder of 9.2%). While only *Dow Corning* involved a greater economic interest than the economic interest held by GE, we believe that our highly unusual situation presents as compelling a case as any of these prior no-action letters, particularly given that the structure of the Transaction permits GE to force the Issuer to become wholly owned and gives Comcast the right to cause the Issuer to become wholly owned, Comcast expects that the Issuer will become wholly owned, the governance structure permits Comcast to control the Issuer, GE has information access and information sharing rights and obligations that go well beyond the public disclosure system and push-down accounting was available for the Transaction.

Conclusion

For the reasons set forth above, we respectfully submit that our situation presents a compelling case for which the Staff should permit the Issuer to file abbreviated Exchange Act reports on Forms 10-K and 10-Q in the manner described in this letter in reliance on the General Instructions and to rely on Instruction 5 in not filing current reports with respect to security holder votes. It would be an odd result to impose on the Issuer the full burdens of the public disclosure system beyond what is required if the General Instructions apply in an attempt somehow to protect GE's interest, when GE itself negotiated detailed information access and information sharing rights and obligations with respect to Newco and the Issuer and specific rights with respect to related party transactions. This is particularly true given that Comcast expects that the Issuer will be wholly-owned and will then be entitled to rely upon the General Instructions and Instruction 5 without the relief sought in this letter. Further, we

---

collaborative group). Applying the four factors to the Transaction and the relationship between Comcast and GE, it is clear that Comcast and GE do not constitute a "collaborative group".

believe that, consistent with the policy behind the General Instructions, the information the Issuer proposes to include in its periodic and current reports will provide all material information relevant to Note holders' investment decisions.

In particular, we note:

- The Issuer's sole minority shareholder, GE, has access to all material information about the Issuer and gets substantial amounts of information about the Issuer on a regular basis well beyond what would be included in a Form 10-K or 10-Q. Further, GE is a highly sophisticated investor and has confirmed that it does not need or want the further protection of the public disclosure system. Accordingly, granting the requested relief is wholly consistent with adequate protection of the minority shareholder.

- The information the Issuer agreed to provide on an ongoing basis in connection with the offering of the Notes is consistent with the information contemplated by the General Instructions.

- The information the Issuer would be able to omit from its periodic and current reports will either be contained in its annual and quarterly financial statements or is not relevant to holders of the Notes.

- From an accounting perspective, Comcast controls the Issuer, US GAAP permits only Comcast's equity interest in Newco to be reflected as shareholder's equity and the Issuer is a wholly-owned subsidiary of Newco. Further, since the Issuer is permitted to use "push-down accounting," Comcast's ownership, coupled with other features of the Transaction, is the functional equivalent of the Issuer currently being "substantially wholly-owned" by Comcast.

- Comcast currently expects that over time, as GE exercises its rights to have its interests in the Issuer redeemed and/or Comcast exercises its purchase rights, the Issuer will become a wholly-owned subsidiary entitled to rely on the General Instructions without the requested relief.

- Comcast and the Issuer undertake to seek further SEC guidance and will not rely on the relief they seek in this letter if, in the future, Comcast sells any of its equity interests in the Issuer or Newco or if the Issuer or Newco have additional minority shareholders or a minority shareholder other than GE.

- The Issuer undertakes to include in its periodic reports a Management's Discussion and Analysis section that complies with Regulation S-K, Item 303.

- The Issuer undertakes to disclose in its Form 10-K the names of the Comcast executive officers who act as the Issuer's executive officers as well as information regarding the governance and control arrangements under the LLC Agreement. The Issuer also undertakes to disclose the total amount it reimburses Comcast for services provided by Comcast's executive officers.

If the Division has any questions concerning this request or requires any additional information, please contact the undersigned at (650) 752-2022. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the Commission's web site and in lieu of our providing seven additional copies of this letter pursuant to Release No. 33-6269 (December 5, 1980).

Very truly yours,



Bruce K. Dallas

cc: Wayne Carnall, Chief Accountant
Craig C. Olinger, Deputy Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

cc: Paul A. Beswick, Deputy Chief Accountant
Office of the Chief Accountant
U.S. Securities and Exchange Commission

cc: Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Lawrence J. Salva,
Senior Vice President, Chief Accounting Officer and Controller
Comcast Corporation

cc: Lynn Calpeter
Chief Financial Officer
Richard Cotton, Esq.
General Counsel
NBCUniversal Media, LLC

cc: Michael McAlevey
Vice President and Chief Corporate, Securities & Finance Counsel
Jamie Miller
Vice President, Controller & Chief Accounting Officer
General Electric Company

cc: David Lefkowitz
Weil, Gotshal & Manges LLP